Filed by Independence Community Bank Corp. Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Staten Island Bancorp, Inc. Commission File No.: 333-111562

     Statements contained in this document which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

     Words such as “expect,” “feel,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Independence and Staten Island, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Independence and Staten Island may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either Independence or Staten Island may fail to approve the merger; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the document filed by Independence and Staten Island with the Securities and Exchange Commission from time to time. Neither Independence nor Staten Island undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

     This communication is being made in respect of the proposed merger of Independence and Staten Island. In connection with the proposed transaction, Independence filed a registration statement on Form S-4 with the SEC on December 24, 2003, which was subsequently amended on January 30, 2004, containing the definitive joint proxy statement/prospectus for the stockholders of Independence and Staten Island. STOCKHOLDERS OF INDEPENDENCE AND STOCKHOLDERS OF STATEN ISLAND ARE ENCOURAGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statement/prospectus on filed with the SEC, as well as other relevant material (when they become available) and any other documents filed by Independence or Staten Island with the SEC, are (or will be) available free of charge at the SEC’s website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention: Investor Relations.

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The following slides were presented by Alan H. Fishman, President and Chief Executive Officer, at the Special Meeting of Stockholders held on March 8, 2004:

A Complementary Partnership

Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should", and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. These statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Independence and Staten Island. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Independence and Staten Island may not be combined successfully, or the combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either Independence or Staten Island may fail to approve the merger; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the documents filed by Independence and Staten Island with the Securities and Exchange Commission from time to time. Neither Independence nor Staten Island undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made. This communication is being made in respect of the proposed merger of Independence and Staten Island. In connection with the proposed transaction, Independence filed a registration statement on Form S-4 with the SEC on December 24, 2003, which was subsequently amended on January 30, 2004, containing the definitive joint proxy statement/prospectus for the stockholders of Independence and Staten Island. STOCKHOLDERS OF INDEPENDENCE AND STOCKHOLDERS OF STATEN ISLAND ARE ENCOURAGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Independence or Staten Island with the SEC, are (or will be) available free of charge at the SEC's website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention: Investor Relations. Independence, Staten Island and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Independence's directors and executive officers is available in Independence's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 25, 2003, and information regarding Staten Island's directors and executive officers is available in Staten Island's proxy statement for its 2003 annual meeting of stockholders, which was filed on April 7, 2003. Additional information regarding the interests of such potential participants is included in the definitive joint proxy statement/prospectus on file with the SEC and will be included in other relevant documents filed with the SEC when they become available. Disclaimer

Strategic Rationale for Merger Creates a $17 billion community bank Pro forma market capitalization of $3.3 billion (1) Loans of $9.0 billion - 60% commercial Deposits of $9.0 billion - 70% core Complementary strengths Independence's peer group-leading asset generation capabilities SI Bank & Trust's strong core deposit funding Expands geographic presence Adds $2.3 billion of deposits on Staten Island (2) Creates $2.2 billion deposit franchise in New Jersey (3) Source: Company reports. (1) Combined market capitalization as of February 27, 2004. (2) Source: Company reports as of September 30, 2003. (3) Source: SNL Financial as of June 30, 2003.

Strategic Rationale for Merger (cont'd) Financially attractive Immediately accretive 8% accretive to GAAP EPS in 2005, excluding purchase accounting adjustments Complementary franchises provide opportunities for cost savings & revenue enhancements 40% of SI Bank & Trust's expenses Back-office/administration consolidation drives cost saves Revenue enhancements identified; none assumed Sale of majority of SIB Mortgage to Lehman Brothers Creates significant opportunity for shareholder value creation

Summary of Significant Terms Consideration Mix Approximately 75% Stock, 25% Cash Exchange Ratio at Announcement 0.6232 ICBC shares for each SIB share Implied Transaction Price $24.47 per share (1) Transaction Value $1.5 billion (2) -Stock Component to Shareholders Approximately 28.9 million ICBC shares -Cash Component to Shareholders Approximately $370 million Stock / Cash Election Shareholders to elect between ICBC common stock and cash, subject to pro ration Accounting / Tax Structure Purchase; tax-free reorganization (cash to be taxed as capital gains) (1) Based on ICBC closing price for Friday, February 27, 2004. (2) Based on 61.7 million fully-diluted SIB shares outstanding.

Source: SNL Financial. Branch count as of November 21, 2003. Deposit data is as of June 30, 2003. Pro forma for pending acquisitions/divestitures. Balanced Geographic Presence Pro Forma Branch Franchise Independence Community Bank SI Bank & Trust (Dollars in thousands)

Transaction Structure Fosters ICBC Business Model Grow business & commercial real estate lending portfolio by 5% - 10% per year Increase low cost core deposits to 75% of deposit base (pro forma 71%) Increase non-interest income to 30% of revenues (pro forma 27%) Acquisitions which are accretive to earnings Result...earnings per share growth of 10% - 15% year over year ICBC Results are Driven by Top Line Growth, Not Financial Engineering

A Complementary Partnership